December 15, 2010

Mr. Larry Spirgel
Assistant Director

Robert Littlepage
Accountant Branch Chief

Melissa Hauber
Staff Accountant

Jonathan Groff
Staff Attorney

United States Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549-7010

RE:         RELM Wireless Corporation
Form 10-K for Fiscal year Ended December 31, 2009; Filed March 4, 2010
Definitive Proxy Statement; Filed April 8, 2010; File No. 001-32644

Dear Messrs.  Spirgel, Littlepage and Groff and Ms. Hauber:

We are in receipt of your letter dated December 7, 2010 regarding our above-referenced filings.  Our responses to your comments are provided below.  We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment.

Form 10-K for the year Ended December 31, 2009

 Business, page 1

Competition, page 5

1.	Please identify the dominant competitor you reference on page 5. See item 101(c)(1)(x) of Regulation S-K.

Response:  Motorola, Inc. is the dominant competitor we reference on page 5.  In future Forms 10-K, we will identify Motorola, Inc. (and, if applicable, any other competitor that surpasses it) as the dominant competitor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Executive Summary, page 13

2.	Your Item 1 Business disclosure indicates that your results are affected by seasonality. Please briefly describe the influence that seasonality plays on your financials.

Response:  We experience seasonality in our results of operations in part due to governmental customer spending patterns that are influenced by government fiscal year-end budgets and appropriations.  We also experience seasonality in our results of operations in part due to our concentration of sales to federal and state agencies that participate in fire-suppression efforts, which are typically the greatest during the summer season when forest fire activity is heightened.  In some years, these factors may cause an increase in sales for the second and third quarters compared with the first and fourth quarters of the same fiscal year. Such increases in sales may cause quarterly variances in our cash flow from operations and overall financial condition.  In future Forms 10-K, we will add disclosure about seasonality and its influence on our financials  in the Executive Summary consistent with the foregoing description.

Liquidity and Capital Resources, page 18

3.
Please supplement your disclosure to discuss long-term liquidity in addition to short-term liquidity.  Please note that we consider long-term to mean the period outside of twelve months.  See instruction 5 to Item 303(a) of Regulation S-K.

Response:  In future Forms 10-K, we will discuss our liquidity on both a long-term and short-term basis in accordance with instruction 5 to Item 303(a) of Regulation S-K.

Definitive Proxy Statement

Nominees for Election as Directors, Page 6

4.	For each of your directors please provide the information required by 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

Response:  We respectfully note that the required information is already disclosed on page 5 of the Definitive Proxy Statement as follows:

“We are of the view that the continuing service of qualified incumbent directors promotes stability and continuity in the function of the board of directors, contributing to the board’s ability to work as a collective body, while giving us the benefit of the familiarity and insight into our affairs that our directors have accumulated during their tenure. When analyzing whether directors and nominees have the experience, qualifications, attributes and skills, individually and taken as a whole, the nominating and governance committee and the board of directors focus on the information as summarized in each of the directors’ individual biographies set forth on pages 6 through 7 in this proxy statement. In particular, the board selected Mr. Benjamin to serve as a director because it believes he possesses valuable manufacturing and product development expertise in the communications industry that enables him to provide knowledge, expertise and management leadership regarding the issues affecting our business. Mr. Benjamin has senior executive and consulting experience for over 20 years with public and private companies serving the industrial, military and utility constituents of the communications industry, which is especially relevant to our business. The board selected Mr. Storey to serve as a director because he is our company’s Chief Executive Officer and President, and has been with our company for 12 years, having initially served as our company’s Executive Vice President and Chief Operating Officer.  Aside from his strong leadership skills, Mr. Storey has extensive manufacturing experience that the board believes has been invaluable to the success of our business. The board selected Mr. Goebert to serve as a director because it believes he has extensive knowledge of our business having served as a senior executive of our company (and its predecessors) for over 30 years. The board selected Mr. Piechocki to serve as a director because it believes he brings valuable management experience to the board. Mr. Piechocki has over 20 years of senior executive experience in the communications industry, most recently serving since 1999 as the president of a provider of reverse logistic and warranty fulfillment services to original equipment manufacturers of telecommunications equipment. The board selected Mr. O’Neil to serve as a director because it believes he possesses valuable knowledge of the wireless telecommunications industry having serving as a financial analyst in the industry for over 10 years. Mr. O’Neil provides the board with valuable insight regarding the industry’s current trends and technology, as well as insight about anticipated technology changes and potential strategic opportunities for us. The board selected Mr. Romine to serve as a director because it believes he possessesvaluable financial expertise, including experience with capital market transactions and investments in both private and public companies. Mr. Romine has been an investment banker in the aerospace and defense industry for 10 years. The board selected Mr. Wellhausen to serve as a director because it believes he possesses valuable financial expertise, having served as a chief financial officer and in other various financial capacities for 20 years of subsidiaries of a privately held conglomerate of more than 100 companies with over $6 billion of annual sales. Mr. Wellhausen brings strong financial and operational expertise to the board.”

We will continue to make comparable disclosure in our future Definitive Proxy Statements.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of disclosures in its filings with the Commission.

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at 321-984-1414.
Very truly yours,

RELM Wireless Corporation

/s/ William P. Kelly
Executive Vice President and Chief Financial Officer

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